UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Easterly Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27616L 102

(CUSIP Number)

Avshalom Kalichstein

Easterly Acquisition Sponsor LLC

138 Conant Street
Beverly, MA 01915
Telephone: (617) 303-4800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,028,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,028,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,028,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,028,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,028,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,028,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
David Cody

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,028,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,028,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,028,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Easterly Acquisition Sponsor, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,028,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,028,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,028,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
19.9%
14. Type of Reporting Person
OO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on July 29, 2015 (the “Original Schedule 13D”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Easterly Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 375 Park Avenue, 21st Floor, New York, NY 10152. This Amendment No. 1 is being filed solely to amend Item 4 and Item 6 to provide additional information as set forth below.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On June 28, 2017, the Issuer entered into an Investment Agreement (the “Investment Agreement”) by and among JH Capital Group Holdings, LLC (“JH Capital”), Jacobsen Credit Holdings, LLC (“Jacobsen Holdings”), NJK Holding LLC (“NJK Holding”), Kravetz Capital Funding LLC (“KCF” and, together with NJK Holding and Jacobsen Holdings, the “Founding Members”) and the Issuer. Pursuant to the Investment Agreement, at the closing (the “Closing”) of the transactions contemplated by the Investment Agreement, which are referred to herein as the “Business Combination,” the Issuer will contribute cash to JH Capital in exchange for newly issued Class A Units of JH Capital (“Class A Units”). The Issuer will receive a number of Class A Units equal to the number of shares of Common Stock outstanding at the Closing, after giving effect to the redemption of shares of Common Stock pursuant to the Issuer’s amended and restated certificate of incorporation. At the Closing, the Issuer will file an amended and restated certificate of incorporation, which will, among other things, reclassify all of the outstanding Common Stock as Class A common stock, par value $0.0001 per share (“Class A Common Stock”), create a new class of Class B common stock, par value $0.0001 per share, and change the name of the Issuer to “JH Capital Group Holdings, Inc.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended to add the following:

On June 28, 2017, the Issuer entered into a letter agreement (the “Sponsor Letter”) by and among the Issuer, the Easterly Acquisition Sponsor, LLC (the “Sponsor”), JH Capital and the Founding Members, pursuant to which at the Closing, (i) the Founding Members will have the option to purchase at a price of $0.005 per share up to 500,000 shares of Class A Common Stock owned by the Sponsor, and (ii) the Sponsor will surrender to the Issuer 2,500,000 shares of Class A Common Stock issued to it prior to the Issuer’s initial public offering in exchange for a warrant to purchase 2,500,000 shares of Class A Common Stock (the “Warrant”), the form of which is attached as an exhibit to the Sponsor Letter. The Warrant will be exercisable at a price of $0.01 per share, have a term of 5 years and may only be exercisable as follows: 1,000,000 shares will be exercisable if the volume weighted average closing price of a share of the Class A Common Stock for 10 trading days is $12.00 or higher, an additional 1,000,000 shares will be exercisable if (A) the Issuer has raised gross proceeds of at least $200,000,000 from the sale of its equity securities, including the gross proceeds released to the Issuer from the Issuer’s trust account on or about the date of the Closing, and (B) the volume weighted average closing price of a share of the Class A Common Stock for 10 trading days is $13.00 or higher and the final 500,000 shares will be exercisable if (A) the Issuer has raised gross proceeds of at least $200,000,000 from the sale of its equity securities, including the gross proceeds released to the Issuer from the Issuer’s trust account on or about the date of the Closing, and (B) the volume weighted average closing price of a share of the Class A Common Stock for 10 trading days is $14.00 or higher. As agreed upon with JH Capital and pursuant to the Sponsor Letter, in connection with the Business Combination, for the purpose of incentivizing purchases of Class A Common Stock and/or obtaining agreements from stockholders not to redeem such stockholders’ shares of Common Stock in connection with the Business Combination, the Sponsor may offer up to 1,000,000 shares of its Class A Common Stock to such potential purchasers or current stockholders at a purchase price equal to $0.005 per share, with the consummation of any such purchase of shares being effective only as of and contingent upon the Closing. In addition, the Sponsor may enter into transactions with stockholders and other persons with respect to the Issuer’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Business Combination. Such incentives might include, without limitation, arrangements to purchase shares from such investors and persons at prices other than fair market value. The Sponsor will only effect such transactions when they are not then aware of any material nonpublic information regarding the Issuer, JH Capital or their respective securities. This description of the Sponsor Letter and the Warrant does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter and the Warrant, the forms of which are attached hereto as Exhibit 99.1 to this Amendment No. 1 and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
99.1	Letter Agreement, dated June 28, 2017, among Easterly Acquisition Corp., Easterly Acquisition Sponsor, LLC, JH Capital Group Holdings, LLC, Jacobsen Credit Holdings, LLC, NJK Holding LLC, Kravetz Capital Funding LLC (incorporated by reference to Exhibit G of Exhibit 2.1 to the Current Report on Form 8-K filed by Easterly Acquisition Corp. on June 30, 2017).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2017	EASTERLY ACQUISITION SPONSOR, LLC

	By:	/s/ Darrell Crate
	Name:	Darrell Crate
	Title:	Managing Director

Dated: June 30, 2017

	By:	/s/ Avshalom Kalichstein
	Name:	Avshalom Kalichstein

Dated: June 30, 2017

	By:	/s/ Darrell Crate
	Name:	Darrell Crate

Dated: June 30, 2017

	By:	/s/ David Cody
	Name:	David Cody